BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

07027969

November 1, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER

- *Montréal, October 26, 2007* – Bombardier announces Board changes

BOMBARDIER AEROSPACE

- *Atlanta, Georgia, September 25, 2007* – XOJET orders and secures options for a total of 80 Bombardier Challenger 300 jets
- *Toronto, October 22, 2007* – Qantas chooses Bombardier Q400 turboprops
- *Toronto, October 23, 2007* – European airline orders 10 Bombardier Q400 turboprops
- *Wichita, October 30, 2007* – Bombardier Aerospace launches Learjet NXT aircraft

BOMBARDIER TRANSPORTATION

- *Berlin, September 21, 2007* – Bombardier Transportation and its consortium partner Siemens receive a 399 million euros order from the Netherlands Railways NS for additional sprinter trains.

- *Berlin, September 24, 2007* – Angel Trains orders 60 Bombardier TRAXX locomotives for cross-border traffic

- *Berlin, October 02, 2007* – First firm order of 42 Bombardier TALENT 2 trains by DB Regio

- *Berlin, October 31, 2007* – Bombardier joint venture awarded contract for 40 high-speed trainsets in China

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES BOARD CHANGES

Montréal, October 26, 2007 – Bombardier announced today the appointment of Ms. Jane F. Garvey, former administrator of the Federal Aviation Administration (FAA), to its Board of Directors, replacing Mr. Michael J. Durham, who is leaving the Board to pursue other duties.

"We welcome Jane Garvey to the Bombardier Board. Her in-depth knowledge of the aviation community and expertise in the transportation sector will be of great benefit to the Corporation," said Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer of Bombardier Inc. "I wish to thank Michael Durham for his insight, pertinent views and dedication to Bombardier during his tenure."

Ms. Garvey is Executive Vice President and Chairman of the transportation practice of APCO Worldwide, a global communications consultancy. From 1997 to 2002, she served as the first ever five-year term administrator of the FAA. Previously, she was acting administrator and deputy administrator of the Federal Highway Administration (FHWA). From 1991 to 1993, she was Director of Boston's Logan International Airport, and from 1988 to 1991, Commissioner of the Massachusetts Department of Public Works.

Her nomination has been recommended by the Corporate Governance and Nominating Committee and approved by the Board of Directors.

These changes to the Board membership bring the total number of Directors on Bombardier's Board to 15, of which nine are independent.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information
Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

NBAA 2007

XOJET ORDERS AND SECURES OPTIONS FOR A TOTAL OF 80 BOMBARDIER CHALLENGER 300 JETS

- **Firm order for 20 *Challenger 300* jets and options for an additional 60 aircraft**
- **Largest single *Challenger 300* jet order in Bombardier Business Aircraft history**
- **New XOJET program confirms Challenger 300 jet as the superior super-midsize aircraft**

Atlanta, Georgia, Sept. 25, 2007 – Bombardier Aerospace today announced the largest single *Challenger 300* aircraft order in the company's history as XOJET, of San Carlos, California, placed a firm order for 20 super-midsize *Challenger 300* jets, with options for an additional 60 aircraft. The transaction for the firm orders is valued at approximately $450 million U.S., based on the list price of typically equipped aircraft. The total value of the order, if all options are exercised will be approximately $1.9 billion U.S., based on the list price. Deliveries are scheduled to begin in the fourth quarter of fiscal year 2008.

"This is a great day for Bombardier," noted Jahid Fazal-Karim, senior vice-president, sales, Bombardier Business Aircraft. "We know the *Challenger 300* jet is at the top if its class. Following an extensive evaluation of aircraft in the same category, XOJET chose the *Challenger 300* for its superior cabin comfort, reliability and performance. It is truly gratifying to have our customer, XOJET, share our excitement and invest such confidence in the *Challenger 300* jet."

XOJET, a fast-growing private aviation company, provides private jet ownership, leasing and on-demand travel solutions built especially for frequent business jet flyers. The company's strategy is to combine the service, access and exclusivity of owning a jet with the efficiencies and operational rigor of successful commercial airlines. With a fleet consisting entirely of super-midsize aircraft, XOJET intends to maximize the proven reliability, performance, flexibility, overall value and comfort of the *Challenger 300* jet for its discerning clientele.

"Bombardier's process for designing the *Challenger 300* was without precedent. The result is one of the most popular business jets ever introduced," said Paul Touw, president and chief executive officer, XOJET. "Bombardier's intense customer focus mirrors XOJET's own approach. Our solutions deliver unprecedented levels of service and economics to our customers. Our joint dedication to quality and customer focus makes this a natural partnership."

Challenger 300 jet – worldwide market leader

The *Challenger 300* business jet is the undisputed global leader in both deliveries and market share for the super-midsize segment, capturing 42 per cent of the total market share, and 56 per cent of deliveries worldwide in 2006.

Since its entry into service in 2004, the *Challenger 300* jet has earned high praise from customers for its ability to deliver outstanding mission completion. The aircraft has consistently demonstrated its performance capabilities – highlighted by five world record flights sanctioned by the National Aeronautic Association – and dispatch reliability over 99 percent.

The *Challenger 300* jet cabin is designed to provide a highly productive working environment for travelers, making it the transcontinental business aircraft of choice for decision makers. It is the only business jet to feature Lufthansa Technik's nice™ (networked integrated cabin equipment) – the digital, Ethernet-based cabin management (CMS) and in-flight entertainment (IFE) system.

The aircraft's Mach 0.82 high-speed cruise capability offers the ability to cross the United States in five hours*. The *Challenger 300* jet's quick time-to-climb capability enables the aircraft to rise rapidly above both inclement weather and traffic, ensuring efficient corporate travel.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors

*Under certain operating conditions.

For information

Danielle Boudreau
Bombardier Business Aircraft
Mobile: 514-898-6386
danielle.boudreau@aero.bombardier.com
www.aero.bombardier.com

BOMBARDIER

PRESS RELEASE

QANTAS CHOOSES BOMBARDIER Q400 TURBOPROPS

Airline announces significant investment for QantasLink, subject to final agreement

Toronto, October 22, 2007 – Qantas Airways announced in a news release issued today that it is finalizing an agreement with Bombardier Aerospace that will see up to 36 *Bombardier Q400* turboprop aircraft added to the QantasLink regional airline operation in Australia. The agreement is expected to include firm orders for 12 *Q400* aircraft and options and purchase rights for an additional 24, subject to signature of the formal agreement.

Geoff Dixon, Chief Executive Officer, Qantas, said the 72-seat Q400 aircraft, which offers jet-like speed, improved passenger comfort and lower operating costs, was central to QantasLink's growth strategy. QantasLink expects to utilize the new aircraft to increase capacity and frequency on key routes. The airline currently operates seven *Q400* aircraft and another two ordered in January 2007 are to be delivered in January 2008.

"Qantas' selection of the *Q400* airliner to meet their growth requirements is further evidence of the aircraft's outstanding performance and economics," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We are grateful for Qantas' continuing confidence in the Q400 aircraft."

To date, Bombardier has received firm orders for 254 *Q400* airliners with 164 having been delivered as of July 31, 2007.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors

Images of Qantas *Q400* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information

John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

EUROPEAN AIRLINE ORDERS 10 BOMBARDIER Q400 TURBOPROPS

Toronto, October 23, 2007 – Bombardier Aerospace announced today that it has received a signed firm order for 10 *Bombardier Q400* high-speed turboprop airliners. The transaction also includes options on 10 additional *Q400* airliners. The European airline which placed the order will become a new operator of the *Q400* airliner, and has requested to remain unidentified at this time.

The value of the 10 firm orders, based on the list price for the *Q400* aircraft, is approximately $267 million US. If all 10 options are exercised, the contract value would be approximately $540 million US.

"Since it entered revenue service seven years ago, the *Q400* aircraft has established itself as the benchmark in turboprop travel," said Steven Ridolfi, President, Bombardier Regional Aircraft. "No other regional aircraft can match the *Q400* airliner's outstanding performance and economics."

The order announced today brings total firm orders for the *Q400* airliner to 264 with 164 delivered as of July 31, 2007. The *Q400* airliner is now in service with, or has been ordered by 23 airlines and other operators in Africa, the Asia-Pacific region, Europe and North America.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors

Images of *Q400* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F14.jsp

For information

John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE LAUNCHES LEARJET NXT AIRCRAFT

- **All new Learjet aircraft positioned between the midsize and super midsize segments**
- **More than 65 letters-of-intent received to date**

Wichita, Oct. 30, 2007 – Corporate aviation leader Bombardier Aerospace today launched its all-new *Learjet* aircraft, provisionally named *Learjet NXT,* the next generation in Learjet excellence.

"I am extremely pleased to announce the launch of the *Learjet NXT* – an aircraft that is set to redefine the midsize jet category and set the standard against which all competitive aircraft will be measured," said Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace.

"Development of this all-new jet with a group of international collaborators continues to progress well, and we are on target for a public unveiling of the next *Learjet* business jet in October 2008, in time to commemorate the 45th anniversary of the first flight of a *Learjet* aircraft," noted Mr. Beaudoin.

Building on legendary Learjet performance
True to its legendary heritage, the next *Learjet* aircraft is set to deliver the extraordinary performance *Learjet* aircraft owners expect. Targeting a high-speed cruise of Mach 0.82, the clean-sheet *Learjet* aircraft will offer its passengers a transcontinental range of up to 3,000 nautical miles (5,556 km)*. Designed to provide a larger, more comfortable cabin than any existing midsize aircraft, this jet will offer eight passengers a stand-up cabin built to ensure superior productivity and comfort.

"The *Learjet NXT* development program will reaffirm Learjet's position as a leader in business aircraft innovation, offering passengers legendary Learjet performance, an extraordinary cabin, a superior level of technology and exceptional value," said Pierre Gabriel Côté, president, Bombardier Business Aircraft. "The design is customer-driven, based on what they have told us they need and want in a new midsize category business jet. To date, initial market interest in this next generation offering is strong, as we have received in excess of 65 letters of intent for this aircraft, which we expect to successfully convert into firm orders over the coming months."

Learjet is the first name in corporate aviation. Since acquiring *Learjet* Inc. in 1990, Bombardier has carried forward the brand's proud legacy by launching eight high-performance and fuel-efficient aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to editors
*Statements about performance and design as stated in this document are solely based on projections and forecasts, and are subject to change without notice.

For information
Danielle Boudreau
Bombardier Business Aircraft
514-855-8149
danielle.boudreau@aero.bombardier.com

www.aero.bombardier.com

BOMBARDIER **SIEMENS**

PRESS RELEASE

BOMBARDIER TRANSPORTATION AND ITS CONSORTIUM PARTNER SIEMENS RECEIVE A 399 MILLION EUROS ORDER FROM THE NETHERLANDS RAILWAYS NS FOR ADDITIONAL SPRINTER TRAINS

NS BRINGS FORWARD ITS ORDERS AND DELIVERY DATES AS FIRST TRAINS ARE IN TEST PHASE

Berlin, September 21, 2007 – Bombardier Transportation, the leader of the Sprinter consortium with Siemens, announced today that their consortium has been awarded a contract by the Netherlands Railways (Nederlandse Spoorwegen - NS) to deliver, 32 four-car and 32 six-car electric multiple units (EMUs). The total amount of this order is valued at approximately 399 million euros ($557 million US). Bombardier's share of the project is about 162 million euros ($226 million US), while Siemens' share is about 237 million euros ($331 million US).

This order covers the first two options of the initial contract signed in 2005, which has a total of five options. In addition, it includes the delivery of a set of strategic spare parts. As the rate of vehicle production has been accelerated, this additional order will be delivered in 13 instead of 32 months, between October 2009 and November 2010.

Bombardier's manufacturing facilities in Aachen and Hennigsdorf, Germany, will produce the four-car trains. Siemens will carry out the major part of its production at its site in Krefeld-Uerdingen, Germany.

Stephane Rambaud-Measson, President, Mainline and Metros, Bombardier Transportation, commented: "As we work toward the delivery of the initial order, we are pleased that NS have already expressed their confidence in the overall performance of the Sprinter contract by exercising these options. Since early delivery is of major importance to NS, we will put in place production facilities that allow us to reduce our delivery times substantially. With the combined strengths of Bombardier and Siemens, we will have the capacity to meet the early delivery deadlines. The trains meet the high standards of NS in all respects: design, safety, passenger comfort and energy savings."

Martin van Pernis, Chairman of the Managing Board of Siemens Netherlands: "Winning the basic order from NS for 35 Sprinter trains in 2005 showed that NS has confidence in the concept of our Bombardier/Siemens Consortium for this transportation sector. This is confirmed once again by the follow-up order for another 64 Sprinter trains. The extra capacity this rolling stock brings will allow NS to accommodate the growing number of passengers."

Aad Veenman, President, NS stated: "Passenger traffic by train in the Netherlands is booming, as many motorists shift from road to rail. They experience NS as a reliable alternative to reach their destination and with the purchase of these new Sprinters, we're able to meet the increasing demand of our passsengers. I'm delighted that the trains will be delivered on such short notice."

The vehicles will extend the commuter service in the Western metropolitan area of the Netherlands and gradually replace NS's older rolling stock. The new trains are based on a proven Bombardier-Siemens commuter train design, adjusted to the specific requirements of NS and the Dutch railway system. The trains have a maximum speed of 160 km/h and meet passenger's expectations in terms of attractive design, riding comfort, passenger information systems, camera surveillance and greater overall visibility thanks to wider windows. The improved accessibility of the trains will minimise boarding time, enhance safety and no longer restrict passengers with mobility issues.

Note to editors:
Useful market and company background facts and contact details follow.

Photography is available at: http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About Siemens
Siemens, headquartered in Berlin and Munich, is one of the world's largest electrical engineering and electronics companies and holds leading market positions in all its business areas. The company has approximately 475,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded 160 years ago, the company focuses on the areas of Automation and Control, Power, Transportation, Medical, Information and Communications and Lighting. In fiscal 2006 (ended September 30), Siemens had sales from continuing operations of €87.325 billion and net income of €3.033 billion. Further information is available in the Internet at: www.siemens.com

About NS
NS is the largest public transporter of the Netherlands. Its trains enable the Dutch to be on the move throughout the entire country. Each day, more than 1,1 million passengers reach their destination without traffic jams or parking issues. Trains are known to be environmentally friendly with relatively low costs. In addition, NS provides its passengers with a large number of facilities and services on 375 stations.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bombardier :
Americas
David Slack: + 1 450 441 3190

Germany, Austria
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, , Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

Siemens :
Siemens Netherlands:
Josje Mosies, + 31 70 3332095

Siemens AG:
Anja Suessner, +49 9131 7 27338

- END -

BOMBARDIER

PRESS RELEASE

ANGEL TRAINS ORDERS 60 BOMBARDIER TRAXX LOCOMOTIVES FOR CROSS-BORDER TRAFFIC

FOR USE ON NEW EUROPEAN CORRIDORS

Berlin, 24. September, 2007 – With the order for 60 *BOMBARDIER* TRAXX** locomotives plus options from pan-European leasing company, Angel Trains, Bombardier Transportation has won another major locomotive order in the field of private customers. The current order, including a combination of *TRAXX AC, DC* and *MS* locomotives, is worth approximately 225 million euros ($316 million US). The exercise of the options is expected imminently upon successful conclusion of lease contract discussions which are currently ongoing.

The new electric locomotives will run in cross-border traffic on different European routes, including the new corridors between Austria and Hungary, as well as between Sweden and Norway. The platform strategy of the *TRAXX* vehicle family, and consequently the high percentage of common components makes it particularly economic for use throughout Europe. Due to their modular construction, the final configuration of the locomotives can be smoothly adapted to the respective areas of use and their infrastructure.

Final production of the multi-system and AC locomotives will take place in Bombardier's Kassel plant, with the DC locomotives being assembled in the Italian plant at Vado Ligure. Bodyshells will be produced at Bombardier's Wrocław site in Poland, bogies in Siegen, and propulsion and control systems, based on proven *BOMBARDIER* MITRAC** technology, in Mannheim.

Angel Trains already has a total of 100 *TRAXX* family locomotives, which its specialist leasing subsidiary, Angel Trains Cargo, has placed across Europe with a variety of rail freight operators. Including this latest order, the portfolio of *TRAXX* locomotives purchased by Angel Trains now amounts to 160 locomotives, comprising seventy AC locomotives (known in their core German market as the BR 145/185 series), twenty DC locomotives (known in their Italian market as the E 483) and seventy four-voltage multi-system locomotives, equipped for key European freight corridors between Germany, Poland, Netherlands and Italy.

Tim Jackson, International Director, Angel Trains said: "This significant new order will enable us to support the development of some core clients to whom we already lease diesel and electric traction and to extend our geographic reach into new territories or operators. The flexibility and quality of the *TRAXX* product matches well with our own aspirations as a committed, entrepreneurial and professional partner of Europe's rail freight sector."

"We are delighted to receive this further major order from Angel Trains. In addition to its cost-effectiveness and reliability, the success of our *TRAXX* product family can be attributed to its universal adaptability. This means that, we, together with our customers, can make a important contribution to the joint growth of European rail transport" emphasised Edmund Schlummer, President of Bombardier Transportation's Locomotives Division.

Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About Angel Trains
Angel Trains is a leading lessor of railway rolling stock in the UK and in Continental Europe, with aggregate investments of over € 6 billion. It has its group headquarters in London and other offices in Antwerp, Cologne, Derby, Madrid and Rome. Angel Trains is a wholly-owned subsidiary of The Royal Bank of Scotland Group, one of Europe's leading financial services groups.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bombardier Transportation

Americas
David Slack: + 1 450 441 3190

Germany, Austria
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

Angel Trains Group

Jane Vincent
Head of Corporate Communications

Direct Line: +44 (0)20 7592 0525
Mobile: +44 (0)7767 642 930
Email: jane.vincent@angeltrains.com

- END -

BOMBARDIER

PRESS RELEASE

FIRST FIRM ORDER OF 42 BOMBARDIER TALENT 2 TRAINS BY DB REGIO

NEW TRAINS WILL OPERATE ON NUREMBERG'S SUBURBAN RAIL NETWORK FROM DECEMBER 2010

Berlin, October 02, 2007 – Deutsche Bahn (DB) Regio AG has placed an order with Bombardier Transportation for the delivery of 42 *BOMBARDIER* TALENT** 2 trains. Valued at around 170 million euros (242 million US dollars), this is the first firm order from a framework agreement signed in February 2007 for up to 321 vehicles. The four-car multiple units will be used to carry passengers on the Nuremberg suburban rail network from December 2010.

The new generation of the ET-platform type *TALENT* 2, known as the 428/438 series, is characterised by an extremely flexible configuration (two- to six-car vehicles) and a wide range of features. In the Nuremberg model, the passengers will benefit from the high standards of comfort provided by a modern train, with 225 comfortable 2nd class seats in an air-conditioned, high-quality environment.

The *TALENT* 2 train has also been designed to cater for the needs of passengers who are restricted in terms of mobility, sight or hearing. This includes tactile lettering on all controls, and audible and visual passenger information both inside and out. The interior design, attractive and functional in terms of both style and colour, enables easy, rapid orientation in the train. All entrances for Nuremberg's suburban rail trains are fitted with level-access sliding steps which bridge the gap between the platform and the entrance. The two end cars also have special entrances for disabled passengers. One end car is also fitted with a spacious toilet for easy maneuverability.

The trailer car design, featuring an additional door on each side (as with suburban railcars), enables passengers to get on and off the vehicle more quickly. Passengers benefit from an increased sense of security, with a design that provides high levels of visibility and freedom of movement within the vehicle, as well as video monitoring equipment. The train is also exemplary in terms of crash-worthiness and set up to meet the requirements of Europe's future TSI crash standard.

The highly energy efficient and reliable *BOMBARDIER MITRAC** propulsion and controls system provides an installed power output of 3030 kW for both rapid acceleration and a top speed of 160 km/h, reflecting the requirements of the Nuremberg suburban rail network.

"This first call-off of *TALENT* 2 trains signals the start of a new era in regional and local transport," stated Dr. Klaus Baur, Chairman of Bombardier Transportation in Germany. "I'm certain that DB Regio's customers will appreciate the new levels of comfort, safety, attractiveness and short journey times. This order will also help safeguard jobs in our German plants."

Stephan Krenz, Managing Director and Head of Business Unit Germany & Scandinavia, Bombardier Transportation, added, "We're delighted that we've impressed our customers with the unique flexibility and modular design of the new *TALENT* generation. Not only does it offer a broad range of deployment options for all sorts of needs, but it also provides an excellent competitive advantage in the increasingly challenging passenger transport sector of the future."

Note to editors:
Useful market and company background facts and contact details follow.

Photography is available at: http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER JOINT VENTURE AWARDED CONTRACT FOR 40 HIGH-SPEED TRAINSETS IN CHINA

FIRST APPLICATION OF ZEFIRO MODULAR CONCEPT OFFERS CHINA NEW DIMENSION IN OVERNIGHT RAIL TRAVEL

Berlin, October 31, 2007 – Bombardier Transportation announced today that its Chinese joint venture, Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP), has received an order for 40, 16-car, high-speed trainsets (640 cars) from the Chinese Ministry of Railways (MOR). The order is valued at approximately 1 billion euros ($1.5 billion US) with Bombardier's share valued at approximately 413 million euros ($596 million US). BSP is a joint venture between Bombardier Transportation, Power Corporation of Canada and China South Locomotive and Rolling Stock Industry (Group) Corporation.

The contract was signed during today's ceremony in the presence of Mr. Zhang Shuguang, Deputy Chief Engineer of MOR and Director General of Transportation Bureau and Laurent Beaudoin, Chairman and CEO, Bombardier Inc. It is the largest single order for rail passenger cars placed at one time in Chinese rail history.

The new electric-multiple-unit (EMU) trainsets will be capable of speeds up to 250 km/h. Twenty of the EMU trains will be specially designed for overnight service and fitted with sleeping berth interiors. These trains will feature the world's first EMU sleepers cars capable of travel up to 250 km/h and will be developed utilizing core elements of the *BOMBARDIER* ZEFIRO** family of high-speed and very high-speed products. The new 16-car trains (at an overall length of 430 m) represent a sophisticated mix of new modular concepts and proven technology in a unique application. The high-speed sleepers will offer overnight travellers an advanced level of comfort, convenience and trip-time efficiency in a region where long-distance train trips are common.

The remaining 20 EMU trains will be upgraded, 16-car versions of successful eight-car trains now being delivered to the MOR as part of orders placed in May 2005 and October 2004.

Bombardier's *ZEFIRO* family of trains specifically address the need for additional flexibility in next-generation rolling stock. *ZEFIRO* train designs introduce new methods for improving operating efficiency, capacity, interoperability and true cross-border travel.

Bombardier Transportation President Andre Navarri said the contract further strengthens Bombardier's presence in the high-speed rail market and underscores its leadership in China. "It is always good news to sign a contract of this magnitude," said Navarri, "but especially when the order is based on a customer's prior positive experience with our products and trust in our technology leadership. China is one of the most important rail markets in the world, and we are pleased to be continuing our positive relationship wth the MOR."

Stéphane Rambaud-Measson, President, Bombardier Transportation Mainline and Metros Division, said "This order is clear recognition of the high level of reliability reached by Bombardier high-speed trains already in operation in China, as well as of our ability to efficiently manage a complex localisation project in a new and very demanding market. All Chinese Bombardier high-speed trains are manufactued at our joint venture in Qingdao with very high levels of contribution from the local rail industry and its expertise."

Jianwei Zhang, President and Chief Country Representative, Bombardier China, said Bombardier's growing success is based on consistent market focus and a product portfolio that is well-suited to the country's vibrant transit sector. "Bombardier has a long-term commitment to this market, " said Zhang. "We offer one of the broadest product portfolios in the world and that is apparent in the spread of contracts we have for high-speed trains, locomotives, propulsion equipment, commuter trains, automated transit systems, metro cars, signalling systems and other products. This is a priority market, and our focus here is showing results."

The new high-speed EMU trains will be manufactured at BSP production facilities in Qingdao, China. *BOMBARDIER MITRAC** propulsion systems for the trains will be jointly produced by Bombardier CPC Propulsion System Co. Ltd., a Bombardier joint venture based in Changzhou, and Bombardier facilities in Europe. *MITRAC* propulsion systems are included in more than 23,000 rail vehicles worldwide.

First deliveries of the new trains are scheduled for February 2009. Delivery of the final train is expected August 2010.

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

Bombardier Recent Rail Contracts in China

Other recent contracts awarded to Bombardier and its Chinese partners:

- Signalling system for high-speed rail line between Wuhan and Guangzhou (August 2007)
- Automated People Mover System for the City of Guangzhou (May 2007)
- 192 metro cars with propulsion & controls equipment for Shanghai Metro Line 7 (May 2007)
- 500 electric freight locomotives for the Ministry of Railways (February 2007)
- 306 metro cars with propulsion & controls equipment for Shanghai Metro Line 9 (Nov. 2006)
- Propulsion and controls equipment for 192 cars on Beijing Metro Line 4 (July 2006)
- 40 automated rail cars for Beijing Capital International Airport Link (March 2006)

About Bombardier in China

Including its three joint ventures, Bombardier currently employs 2,500 people in China. In addition to its rail transportation operations, Bombardier is also the number one supplier to the Chinese regional aircraft market with an installed base of more than 30 aircraft in operation with six airlines. It is the top-ranked supplier of business aircraft to China as well. Bombardier's longstanding business relationship with China began 50 years ago.

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

China
Jianwei Zhang: +86 10 8529 6800

Germany, Austria
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER JOINT VENTURE AWARDED CONTRACT FOR 40 HIGH-SPEED TRAINSETS IN CHINA

FIRST APPLICATION OF ZEFIRO MODULAR CONCEPT OFFERS CHINA NEW DIMENSION IN OVERNIGHT RAIL TRAVEL

Berlin, October 31, 2007 – Bombardier Transportation announced today that its Chinese joint venture, Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP), has received an order for 40, 16-car, high-speed trainsets (640 cars) from the Chinese Ministry of Railways (MOR). The order is valued at approximately 1 billion euros ($1.5 billion US) with Bombardier's share valued at approximately 413 million euros ($596 million US). BSP is a joint venture between Bombardier Transportation, Power Corporation of Canada and China South Locomotive and Rolling Stock Industry (Group) Corporation.

The contract was signed during today's ceremony in the presence of Mr. Zhang Shuguang, Deputy Chief Engineer of MOR and Director General of Transportation Bureau and Laurent Beaudoin, Chairman and CEO, Bombardier Inc. It is the largest single order for rail passenger cars placed at one time in Chinese rail history.

The new electric-multiple-unit (EMU) trainsets will be capable of speeds up to 250 km/h. Twenty of the EMU trains will be specially designed for overnight service and fitted with sleeping berth interiors. These trains will feature the world's first EMU sleepers cars capable of travel up to 250 km/h and will be developed utilizing core elements of the *BOMBARDIER* ZEFIRO** family of high-speed and very high-speed products. The new 16-car trains (at an overall length of 430 m) represent a sophisticated mix of new modular concepts and proven technology in a unique application. The high-speed sleepers will offer overnight travellers an advanced level of comfort, convenience and trip-time efficiency in a region where long-distance train trips are common.

The remaining 20 EMU trains will be upgraded, 16-car versions of successful eight-car trains now being delivered to the MOR as part of orders placed in May 2005 and October 2004.

Bombardier's *ZEFIRO* family of trains specifically address the need for additional flexibility in next-generation rolling stock. *ZEFIRO* train designs introduce new methods for improving operating efficiency, capacity, interoperability and true cross-border travel.

Bombardier Transportation President Andre Navarri said the contract further strengthens Bombardier's presence in the high-speed rail market and underscores its leadership in China. "It is always good news to sign a contract of this magnitude," said Navarri, "but especially when the order is based on a customer's prior positive experience with our products and trust in our technology leadership. China is one of the most important rail markets in the world, and we are pleased to be continuing our positive relationship wth the MOR."

Stéphane Rambaud-Measson, President, Bombardier Transportation Mainline and Metros Division, said "This order is clear recognition of the high level of reliability reached by Bombardier high-speed trains already in operation in China, as well as of our ability to efficiently manage a complex localisation project in a new and very demanding market. All Chinese Bombardier high-speed trains are manufactued at our joint venture in Qingdao with very high levels of contribution from the local rail industry and its expertise."

Jianwei Zhang, President and Chief Country Representative, Bombardier China, said Bombardier's growing success is based on consistent market focus and a product portfolio that is well-suited to the country's vibrant transit sector. "Bombardier has a long-term commitment to this market, " said Zhang. "We offer one of the broadest product portfolios in the world and that is apparent in the spread of contracts we have for high-speed trains, locomotives, propulsion equipment, commuter trains, automated transit systems, metro cars, signalling systems and other products. This is a priority market, and our focus here is showing results."

The new high-speed EMU trains will be manufactured at BSP production facilities in Qingdao, China. *BOMBARDIER MITRAC** propulsion systems for the trains will be jointly produced by Bombardier CPC Propulsion System Co. Ltd., a Bombardier joint venture based in Changzhou, and Bombardier facilities in Europe. *MITRAC* propulsion systems are included in more than 23,000 rail vehicles worldwide.

First deliveries of the new trains are scheduled for February 2009. Delivery of the final train is expected August 2010.

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

Bombardier Recent Rail Contracts in China

Other recent contracts awarded to Bombardier and its Chinese partners:

- Signalling system for high-speed rail line between Wuhan and Guangzhou (August 2007)
- Automated People Mover System for the City of Guangzhou (May 2007)
- 192 metro cars with propulsion & controls equipment for Shanghai Metro Line 7 (May 2007)
- 500 electric freight locomotives for the Ministry of Railways (February 2007)
- 306 metro cars with propulsion & controls equipment for Shanghai Metro Line 9 (Nov. 2006)
- Propulsion and controls equipment for 192 cars on Beijing Metro Line 4 (July 2006)
- 40 automated rail cars for Beijing Capital International Airport Link (March 2006)

About Bombardier in China

Including its three joint ventures, Bombardier currently employs 2,500 people in China. In addition to its rail transportation operations, Bombardier is also the number one supplier to the Chinese regional aircraft market with an installed base of more than 30 aircraft in operation with six airlines. It is the top-ranked supplier of business aircraft to China as well. Bombardier's longstanding business relationship with China began 50 years ago.

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

China
Jianwei Zhang: +86 10 8529 6800

Germany, Austria
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

END